SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

8007T101
(CUSIP Number)

Dinakar Singh

TPG-Axon Management LP

888 Seventh Avenue, 38th Floor

New York, New York 10019

(212) 479-2000

With a copy to:

Marc Weingarten and David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,001 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,224,001 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,428,799 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,428,799 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,428,799 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,001 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,224,001 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,428,799 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,428,799 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,428,799 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon International GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,428,799 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,428,799 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,428,799 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Dinakar Singh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,001 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,224,001 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Dinakar Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,001 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,224,001 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 10 of 15 Pages

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 13, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed on November 30, 2012 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed on December 26, 2012 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed on March 5, 2013 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed on March 6, 2013 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D, filed on March 15, 2013 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D, filed on August 14, 2013 ("Amendment No. 6") and Amendment No. 7 to the Original Schedule 13D, filed on September 30, 2013 ("Amendment No. 7"), and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 3 and 5 as set forth below. This is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $133,074,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of TPG-Axon International and margin borrowings described in the following sentence. Certain shares of Common Stock may be held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D, which are incorporated into this Item 5 by reference. As of the date hereof, the Reporting Persons, collectively, may be deemed to beneficially own, in the aggregate, 20,224,001 Shares, representing approximately 4.1% of the Issuer’s outstanding Common

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 11 of 15 Pages

Stock, through the ownership of the Shares by TPG-Axon International and the Account. The percentages used herein and in the rest of this Schedule 13D are calculated based upon 490,527,381 shares of Common Stock outstanding, which was calculated by subtracting the 3,500,000 aggregate shares of Common Stock repurchased by the Issuer, as reported by the Issuer in its Form 8-K filed with the SEC on November 5, 2014, from the 494,027,381 shares of Common Stock outstanding as of July 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed with the SEC on August 7, 2014.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected by any of the Reporting Persons during the past 60 days.

(e) December 15, 2014.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2014

TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS GP, L.P.
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS, LP
By: TPG-Axon Partners GP, L.P., general partner

By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 13 of 15 Pages

TPG-AXON INTERNATIONAL GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
DINAKAR SINGH LLC

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Managing Member

/s/ Dinakar Singh
Dinakar Singh

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 14 of 15 Pages

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

TPG-Axon Domestic

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/20/2014	(1,509)	4.2699
10/20/2014	1,508	4.2379
12/1/2014	(511,520)	2.5723
12/1/2014	(86,149)	2.4142
12/1/2014	(546,369)	2.5004
12/2/2014	(147,200)	2.7177
12/2/2014	(23,074)	2.6535
12/2/2014	(117,705)	2.6836
12/3/2014	(184,000)	2.608
12/3/2014	(154,413)	2.5108
12/4/2014	(74,499)	2.3634
12/15/2014	(11,775,999)	1.64

TPG-Axon International

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/20/2014	(2,105)	4.2699
10/20/2014	2,102	4.2379
12/1/2014	(713,626)	2.5723
12/1/2014	(120,187)	2.4142
12/1/2014	(761,241)	2.5004
12/1/2014	(1,004)	2.5004
12/2/2014	(205,360)	2.7177
12/2/2014	(32,190)	2.6535
12/2/2014	(164,212)	2.6836
12/3/2014	(256,700)	2.608
12/3/2014	(215,422)	2.5108
12/4/2014	(103,933)	2.3634

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 15 of 15 Pages

Account

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/20/2014	(486)	4.2699
10/20/2014	490	4.2379
12/1/2014	(164,854)	2.5723
12/1/2014	(27,764)	2.4142
12/1/2014	(176,086)	2.5004
12/2/2014	(47,440)	2.7177
12/2/2014	(7,436)	2.6535
12/2/2014	(37,935)	2.6836
12/3/2014	(59,300)	2.608
12/3/2014	(49,765)	2.5108
12/4/2014	(24,010)	2.3634